Exhibit 99.2

ATTUNITY LTD

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, DECEMBER 31, 2008

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

        We cordially invite you to the 2008 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Wednesday, December 31, 2008, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To elect Ms. Tali Alush-Aben as outside director;

2.	To elect five directors;

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

4.	To grant stock options to our non-employee directors;

5.	To approve an amendment to the Company’s Memorandum of Association and Articles of Association increasing the Company’s authorized share capital from 70,000,000 to 130,000,000 Ordinary Shares;

6.	To approve an agreement with the holders of the Company’s Convertible Promissory Notes due May 2009; and

7.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2007.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 28, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer
DROR ELKAYAM VP Finance & Secretary

December 1, 2008

ATTUNITY LTD
Kfar-Netter Industrial Park, Kfar-Netter, Israel

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2008 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Wednesday, December 31, 2008, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about December 1, 2008.

Purpose of the Meeting

        It is proposed that at the Meeting resolutions be adopted (1) to elect Ms. Tali Alush-Aben as outside director; (2) to elect five directors; (3) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; (4) to grant stock options to our non-employee directors; (5) to approve an amendment to the Company’s Memorandum of Association and Articles of Association increasing the Company’s authorized share capital from 70,000,000 to 130,000,000 Ordinary Shares; and (6) to approve an agreement with the holders of the Company’s Convertible Promissory Notes due May 2009.

        In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2007 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.10 per share, as of the close of business on November 28, 2008 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of November 25, 2008, there were outstanding 23,196,236 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

        Consistent with our Articles of Association and the Israeli Companies Law, 5759-1999, or the Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Wednesday, January 7, 2008 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 25, 2008 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,225,539	(3)	5.2%
Aki Ratner	1,298,454	(4)	5.4%
Ron Zuckerman	1,225,539	(5)	5.2%
Rimon Investment Master Fund L.P.	1,183,379	(6)	5.0%
Dov Biran	903,720	(7)	3.9%
Zafrir Ron	*		*
Dror Elkayam	*		*
Dani Falk	*		*
Zamir Bar Zion	*		*
Anat Segal	*		*
Directors and Officers as a group (consisting of 9 persons)	5,001,680	(8)	19.6%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,196,236 shares issued and outstanding as of May 1, 2008.

(3)	Mr. Alon is the Chairman of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 40,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.49 to $2.42 per ordinary share.

(4)	Mr. Ratner is a member of our Board. Includes an aggregate of 372,452 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; 48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 750,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)	Mr. Zuckerman is a member of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 40,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.49 to $2.42 per ordinary share.

(6)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2008. Includes an aggregate of 783,379 ordinary shares; and 400,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)	Mr. Biran is a member of our Board. Includes an aggregate of 863,720 ordinary shares; and 40,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.32 to $2.42 per share.

(8)	Includes 2,806,080 ordinary shares; Convertible Promissory Notes due 2009 to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 1,189,263 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.82 to $2.46 per ordinary share.

*PROPOSALS FOR THE 2008 ANNUAL GENERAL MEETING*

ITEM 1 – ELECTION OF OUTSIDE DIRECTOR
(Item 1 on the Proxy Card)

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.

        The outside directors generally must be elected by the shareholders. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years. Thereafter, our outside directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

        Ms. Anat Segal was elected as an outside director of the Company in December 2002 and her term of office expires at the Meeting. Pursuant to the recommendation of all of our independent directors, shareholders will be asked at the meeting to elect Ms. Tali Alush-Aben as an outside director for a term of three years. Mr. Zamir Bar-Zion, who was re-elected as an outside director of the Company in December 2007 for a three-year term, will continue as an outside director until our 2011 annual general meeting of shareholders.

        The Company has received a declaration from Ms. Alush-Aben, confirming her qualifications under the Companies Law to be elected as an outside director of the Company. She does not beneficially own any of our shares. For details about compensation granted to such nominee, see in Item 2 below under the caption “Executive Compensation” and Item 4 below. A brief biography of the nominee is set forth below.

        Tali Alush-Aben is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that Ms. Tali Alush-Aben be elected as an outside director of Attunity for a term of three years.”

        Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of Attunity’s outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law. Subject to the Companies Law, in the event that Ms. Tali Alush-Aben should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

        The Board of Directors recommends a vote FOR the election of the nominee named above as an outside director.

Outside Director Continuing in Office

        Zamir Bar-Zion, who was elected as outside director of the Company to serve until December 2011, continues to serve the Company as an outside director. A brief biography of Mr. Bar-Zion follows.

        Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. Since 2001 Mr. Bar-Zion has managed his independent advisory practice providing private financial counseling. As of May 2004, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as the Managing Director Investment Banking in Israel until January 2006. Since May 2006, Mr. Bar-Zion manages Jefferies Broadview alliances with Leumi & Co. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

ITEM 2 – ELECTION OF FIVE DIRECTORS
(Item 2 on the Proxy Card)

        Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Nominating Committee, which was formed in November 2004 to assist the Board in identifying individuals qualified to become Board members. The current members of the Nominating Committee are Mr. Zamir Bar-Zion, one of our outside directors, and Mr. Shimon Alon, our Chairman and Chief Executive Officer.

        If elected, each of the following nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation.”

Name	Principal Occupation or Employment	Age	Director Since

Shimon Alon (1)	Chairman of our Board of Directors	58	2004
Dov Biran	Professor of computers and information systems, Northeastern University	56	2003
Dan Falk	Director of companies	63	2002
Aki Ratner (1)	Our Chief Executive Officer	52	2004
Ron Zuckerman (1)	Director of companies	51	2004

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and the investors named therein. Under the purchase agreement, the investors are entitled to designate two members for election to our Board so long as they continue to beneficially own at least 15% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least 5% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors.

Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and was appointed our Chief Executive Officer in June 2008. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001 Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. Dr. Biran was a professor of computers at Northeastern University from September 2001 to April 2007. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and was an adjunct professor at Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in Computers from Tel Aviv University

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc., Plastopil Ltd , Nova Instruments Ltd. Amiad Filteration Systems Ltd. and Oridion Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

Itzhak (Aki) Ratner has been a director since July 2004. He also served as our Chief Executive Officer between September 2004 and May 2008. He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise Software solutions and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens International and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman is a director of GVT Holdings SA, a Brazilian telephone operator traded on the Brazilian Stock Exchange and is an investor and a director in several privately held companies. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

        It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

        “RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Mr. Itzhak (Aki) Ratner be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”; and

        “RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

        Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group, consisting of 10 persons
for the year ended December 31, 2007	$706,000	$133,000

        We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2007, an aggregate sum of approximately $133,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

        In accordance with the approval of our shareholders, non-employee directors (other than external directors) receive an annual fee in NIS equivalent to $9,000 and an attendance fee in NIS equivalent to $300 per meeting attended. In accordance with the approval of our audit committee and board of directors, our external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to NIS 36,000) and an attendance fee of NIS 1,590 (equivalent to $400) per meeting attended, both linked to the Israeli CPI. In addition, in November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside directors, will be granted stock options on an annual basis. For additional details, see Proposal 4 below.

        In 2007, we granted to our directors and executive officers options to acquire an aggregate of 60,000 Ordinary Shares, at an exercise price of $0.49 per share. Such options will expire in December 2013.

        Mr. Alon, our Chairman and Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about such agreement, see Item 2 of our Notice and Proxy Statement for the Special Meeting of Shareholders held on June 11, 2008, filed as Exhibit 2 to our Report on Form 6-K filed with the SEC on May 6, 2008.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

        Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2007, we paid Kost Forer Gabbay & Kasierer $152,950 for auditing and audit-related services and $17,280 for tax related services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – GRANT OF STOCK OPTIONS
(Item 4 on the Proxy Card)

        Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, including grants of options, require approval of the audit committee, board of directors and shareholders, in that order.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside directors, will be granted stock options on an annual basis, as follows (“Stock Option Policy”):

—	grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 Ordinary Shares with an exercise price equal to the fair market value of the Ordinary Shares, which is equal to the closing price of the Company’s stock on the date of the annual general meeting of shareholders in which such director is elected or reelected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        In November 2008, our Audit Committee and Board of Directors revised the said Stock Options Policy, such that:

—	each of our non-employee directors (other than Mr. Ratner, our former CEO), who may serve the Company from time to time, will receive a grant of options under our stock option plans to purchase 60,000 Ordinary Shares, which will be vested in three equal installments over three years, rather than options to purchase 10,000 Ordinary Shares per year (or 30,000 over three years);

—	an exercise price of all options equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

—	the portion of outstanding options that is scheduled to vest during the year at which the director’s service with the Company is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        The foregoing changes in the Stock Options Policy will not apply to stock options already granted to our non-employee directors.

        Pursuant to regulations promulgated under the Companies Law, we generally may not change the terms of compensation of an outside director during his or her term, except when a new outside director is elected and only if such revised terms are for the benefit of the continuing outside director. Accordingly, the following resolution, with respect to Zamir Bar-Zion, our continuing outside director, is subject to the election of Ms. Tali Alush-Aben (see Item 2 above).

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the proposed change to the Stock Option Policy, as described in the Company’s Proxy Statement, dated December 1, 2008, are ratified and approved in all respects, including the grant of options to purchase 60,000 Ordinary Shares to each of the non-employee directors (other than Mr. Ratner, the former CEO), who may serve the Company from time to time.”

        Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of Attunity’s outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 – INCREASE OF AUTHORIZED SHARE CAPITAL
(Item 5 on the Proxy Card)

        Under the Company’s Memorandum and Articles of Association, as currently in effect, our authorized share capital is NIS 7,000,000, divided into 70,000,000 ordinary shares of par value (nominal value) NIS 0.1 per share. As of the record date, there were approximately 23.2 million ordinary shares outstanding and a total of approximately 10.3 million additional ordinary shares were reserved for issuance pursuant to our various share incentive plans and outstanding warrants and convertible debentures. Accordingly, the Company has less than 36.6 million ordinary shares available for future issuance.

        Our Board of Directors recommends that, at the Meeting, the shareholders approve an amendment to the Memorandum and Articles of Association to increase the authorized share capital to NIS 13,000,000, divided into 130,000,000 ordinary shares. If the proposed amendment is adopted, in addition to the shares reserved for issuance pursuant to our various share incentive plans and outstanding warrants and convertible debentures, approximately 96.6 million ordinary shares will be available for future issuance.

        Our Board of Directors believes that the proposed increase in the number of authorized shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in the Company’s business, whether by way of a public or private offering, the acquisition of other businesses, a split or dividend on then outstanding shares or in connection with any employee share plan or program. Any future issuances of authorized shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

        It should be noted that we are considering to raise capital in the near future, whether through a private transaction, a public offering or otherwise. However, there is no assurance that such offering will be completed or the terms thereof. This notice does not constitute an offer to sell any securities of the Company, nor a solicitation for an offer to purchase securities of the Company.

        It is therefore proposed that at the Meeting the following resolution will be adopted:

        “RESOLVED, that Article 4 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“The share capital of the Company is ~~NIS 7,000,000 (Seven Million NIS)~~ NIS 13,000,000 (Thirteen Million NIS), divided into ~~70,000,000~~ 130,000,000 Ordinary Shares of NIS 0.1 nominal value each (“Ordinary Shares”). All Ordinary Shares rank pari passu. Each Ordinary Share entitles its holder to receive notice of, and to participate in, all General Meetings of the Company, and to one (1) vote in such meetings for every share, and the other rights specified in these Articles and in the Statutes.”;

        RESOLVED, that Article 4 of the Memorandum of Association of the Company be, and it hereby is, replaced in its entirety with the following (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“The share capital of the Company is ~~NIS 7,000,000 (Four Million NIS)~~ NIS 13,000,000 (Thirteen Million NIS), divided into ~~70,000,000~~ 130,000,000 Ordinary Shares of NIS 0.1 nominal value each.”;

        RESOLVED FURTHER that if any amendment to the Amended and Restated Articles of Association or the Memorandum of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association or Memorandum of Association of the Company, as applicable, to reflect such amendments.”

        The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 6 – CONVERTIBLE PROMISSORY NOTES
(Item 6 on the Proxy Card)

Background

        In May 2004, following the approval of our shareholders, we completed a private placement transaction in which we issued to a group of investors, which included, among others, Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our former Chief Executive Officer and a member of our board of directors (the “Investors Group”), convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at an initial conversion price of $1.75 per share, subject to adjustments, including antidilution adjustments.

        In September 2006, following the approval of our shareholders, we completed a private placement transaction in which we issued to a group of investors, which included, among others, most of the investors in the Investors Group (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share (the “Warrants”).

        In order to improve our cash position, we are currently contemplating, among others, to enter into an agreement with the holders of the Promissory Notes (“Extension Agreement”), whereby the maturity date of the Promissory Notes will be extended by 18 months from May 4, 2009 to November 4, 2010. In consideration of extending the repayment date, the holders of the Promissory Notes will receive the following:

—	the interest rate of the Promissory Notes will be increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

—	we will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

—	the Warrants held by the holders of the Promissory Notes and another person, exercisable into a total of 600,000 ordinary shares, will be amended so that (1) the expiration date will be extended by 18 months from October 9, 2009 to April 9, 2011 and (2) Section 11(b) of the Warrants, which provides for an adjustment of the exercise price of the Warrants (currently, $1.25) in the event of a transaction or a series of related transactions by the Company offering ordinary shares or ordinary shares equivalents for an aggregate offering price of more than $1,500,000 for a price per share lower than the then exercise price, will be amended so that any financing of more than $100,000 will trigger such price protection adjustment.

        The Extension Agreement will become effective subject to (i) the approval of the shareholders at the Meeting and (ii) the conversion into equity securities of all of the outstanding principal amount (currently, $393,168) provided to the Company pursuant to the loan agreement we executed with Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), in November 2008. Under the loan agreement, the principal amount is automatically converted into our equity securities upon the closing of an equity financing (including a rights offering) yielding at least $1 million (which $1 million are deemed to include the $393,168) of gross proceeds to us.

        We have recently engaged in discussions with several holders of the Promissory Notes in this respect. While no definitive Extension Agreement has been executed at this stage, nor is there any assurance that the transaction will be completed, the Company’s shareholders will be asked to approve the key terms of the Extension Agreement at the Meeting.

Approvals

        Under the Companies Law, any extraordinary transaction with an office holder requires the approval of the audit committee and the board of directors. Accordingly, in November 2008, our Audit Committee and Board have approved the Extension Agreement. While no shareholder approval for the Extension Agreement is required, we have determined to seek shareholder approval for this matter.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Company is, and it hereby is, authorized to enter into the Extension Agreement on substantially the same terms described in Item 6 of the Proxy Statement, dated December 1, 2008; provided that (1) the definitive Extension Agreement and any changes thereto shall be approved by the Audit Committee and Board of Directors of the Company, and (2) the transaction is completed within 120 days following this shareholder resolution.”

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2007 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2007 (filed with the SEC on March 30, 2007), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

        Any shareholder may receive a copy of the said reports and financial statements of the Company, without charge, upon written request to the Company (attention: Mr. Dror Elkayam, VP Finance & Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER MATTERS

        The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2008 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer
DROR ELKAYAM VP Finance & Secretary

December 1, 2008

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shimon Alon and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 31, 2008 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND (ii) PROPOSALS 3 — 6. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF

(Continued and to be signed on the reverse side)

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 31, 2008

„	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
„	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND 2 AND FOR PROPOSALS 3-6. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of five directors.

☐	FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

NOMINEES:

š	Shimon Alon

š	Dov Biran

š	Dan Falk

š	Aki Ratner

š	Ron Zuckerman

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ☒

2.	To elect Ms. Tali Alush-Aben as outside director.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4.	To grant stock options to the Company’s non-employee directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5.	To increase the Company’s authorized share capital from 70,000,000 to 130,000,000 Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.	To approve an agreement with the holders of the Company’s Convertible Promissory Notes due May 2009.

☐ FOR ☐ AGAINST ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder________________ Date ________, 2008

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.